Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Third Quarter 2015 Financial Results

- Company to host conference call and webcast today at 8:30 a.m. ET -

REHOVOT, Israel – November 11, 2015 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the third quarter ended September 30, 2015.

“We made solid progress in the third quarter developing our next-generation treatments for Parkinson’s disease through subcutaneous administration of the first ever liquid formulation of levodopa/carbidopa to provide a better quality of life for patients suffering from this debilitating disease,” said Oded Lieberman, PhD, CEO of NeuroDerm. “We look forward to executing on our streamlined clinical development program and initiating our planned clinical trials in the coming months.”

Financial Results for the Quarter Ended September 30, 2015

Research and development expenses, net were $3.7 million in the three months ended September 30, 2015 compared to $1.3 million in the same period in 2014. The increase was primarily due to production costs related to our product candidates for use in our planned clinical trials and an increase in share-based payments.

General and administrative expenses were $1.2 million in the three months ended September 30, 2015 compared to $0.8 million in the same period in 2014. The increase was primarily due to an increase in share-based payments.

The Company reported a net loss of $1.5 million in the three months ended September 30, 2015 compared to $3.9 million for the same period in 2014. The decrease in net loss was primarily due to the positive impact of changes in exchange rates on our cash balances in the three months ended September 30, 2015, partially offset by an increase in research and development expenses, net. In addition, in the three months ended September 30, 2014 the Company had non-cash financial expenses related to the fair value of our convertible loans, embedded derivatives and financial instruments which were converted into ordinary shares prior to the Company’s initial public offering in the fourth quarter of 2014.

As of September 30, 2015, the Company had cash and cash equivalents and short-term bank deposits totaling $104.6 million.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

The Company is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. As of September 30, 2015, the Company had an accumulated deficit of $141.5 million and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s 2015 third quarter financial results. Individuals can access the webcast in the Events and Presentations section of the Company’s website, by clicking here, or by dialing 888-389-5988 (U.S.) or 719-325-2428 (outside of the U.S.). The passcode is 5664132. A webcast will be archived on the website.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. In Parkinson’s disease, the company has four product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of LD/CD product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD line of product candidates includes: ND0612L and ND0612H, delivered subcutaneously, for moderate and for advanced Parkinson’s disease patients, respectively, and ND0680 for a subset of severe Parkinson’s disease patients whose symptoms have advanced to a highly advanced stage, requiring even higher doses of LD/CD. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

	December 31,	September 30,
Assets:	2014	2015

Current assets:
Cash and cash equivalents	$43,238	$89,482
Short-term bank deposits	-	15,072
Prepaid expenses and receivables	506	636
	43,744	105,190
Non-current assets:
Restricted bank deposits	50	50
Long-term prepaid expenses	-	146
Property, plant and equipment	120	144
	170	340
Total assets	$43,914	$105,530

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands)

	December 31,	September 30,
Liabilities and Shareholders’ deficit:	2014	2015
Liabilities:
Current liabilities:
Accounts payable:
Trade	$54	$966
Other	3,354	2,425
	3,408	3,391
Shareholders payable	1,037	44
Total Liabilities	$4,445	$3,435
Shareholders’ deficit:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2014 and September 30, 2015, issued and outstanding – 16,996,960 shares and 21,536,938 shares at December 31, 2014 and September 30, 2015, respectively.	25	37
Additional paid-in capital	167,281	239,246
Share-based compensation capital reserve	5,091	6,929
Accumulated deficit	(132,629)	(141,508)
Foreign currency translation differences	(299)	(2,609)
Total shareholders’ deficit	39,469	102,095
Total liabilities and shareholders’ deficit	$43,914	$105,530

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2015	2014	2015
Operating expenses:
Research and development	$5,485	$9,405	$1,812	$3,896
Participation in research and development	(843)	(725)	(504)	(242)
Research and development, net	4,642	8,680	1,308	3,654
General and administrative	2,552	3,125	849	1,235
Operating loss:	7,194	11,805	2,157	4,889
Financial income	291	2,937	359	3,412
Financial expenses	2,662	11	2,128	3
Financial expenses (income), net	2,371	(2,926)	1,769	(3,409)
Net loss	9,565	8,879	3,926	1,480
Other comprehensive loss -
Items that will not be reclassified
to profit or loss -
Foreign currency translation differences	(560)	2,310	(624)	3,396
Total comprehensive loss	$9,005	$11,189	$3,302	$4,876
Basic and diluted loss per ordinary share	$24.38	$0.49	$10.01	$0.07

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2015	2014	2015
Cash flows from operating activities:
Net loss	$(9,565)	$(8,879)	$(3,926)	$(1,480)
Adjustments in respect of:
Depreciation	27	32	9	12
Capital loss	12	-	-	-
Interest and exchange differences of convertible loans	*	-	-	-
Changes in fair value of embedded derivatives and financial instruments at fair value through profit or loss	1,747	-	1,223	-
Changes in fair value of warrants	(115)	-	(154)	-
Share-based compensation to employees and service providers	46	1,867	12	815
Interest and exchange differences on Short- term deposits and restricted deposits	-	247	-	(860)
Exchange differences in respect of cash and cash equivalents	(176)	(2,807)	(207)	(2,510)
	(8,024)	(9,540)	(3,043)	(4,023)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables	106	(144)	(230)	27
Decrease (increase) in long-term prepaid expenses	-	(136)	-	7
Increase (decrease) in accounts payable:
Trade	188	919	44	659
Other	2,336	(907)	660	(649)
Decrease in shareholders payable	-	(993)	-	-
	2,630	(1,261)	474	44
Net cash used in operating activities	(5,394)	(10,801)	(2,569)	(3,979)

Cash flows from investing activities:
Purchase of property, plant and equipment	(120)	(55)	-	(7)
Sale of property, plant and equipment	3	-	(9)	-
Proceeds from Short-term bank deposits	-	8,545	-	8,545
Investment in short-term bank deposits	-	(23,510)	-	-
Restricted bank deposits, net	(53)	-	4	-
Net cash provided by (used in) investing activities	(170)	(15,020)	(5)	8,538
Cash flows from financing activities -
Proceeds from exercise of options by employees to ordinary shares	-	46	-	46
Issuance of ordinary shares, net of issuance costs	-	71,902	-	71,902
Convertible loans and warrants issued	7,819	-	5,641	-
Net cash provided by financing activities	7,819	71,948	5,641	71,948
Increase in cash and cash equivalents	2,255	46,127	3,067	76,507
Balance of cash and cash equivalents at beginning of the period	2,435	43,238	1,632	13,011
Foreign currency translation differences
in respect of cash and cash equivalents	(358)	(2,690)	(398)	(2,546)
Exchange differences in respect of cash and
cash equivalents	176	2,807	207	2,510
Balance of cash and cash equivalents at end of period	$4,508	$89,482	$4,508	$89,482
Supplementary information on interest received from cash and cash equivalents	*	99	*	78

* Represents amount less than $1 thousand.

# # #

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Contact:

Oded S. Lieberman, PhD MBA, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1762